PROSPECTUS SUPPLEMENT NO. 11
(To Prospectus Dated August 29, 2002)



$300,000,000
2½% Convertible Senior Notes Due 2007
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated August 29, 2002, as supplemented to date (the "prospectus"), relating to $300,000,000 aggregate principal amount of our 2½% Convertible Senior Notes Due 2007 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (2)
RBC Financial Products USA Inc. (1)..........	$ 500,000	*	30,285	*

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* Less than 1%

(1) RBC Financial Products USA Inc. also beneficially owns $4,000,000 of our 3¼% Convertible Senior Notes Due 2033 and $800,000 of our unrestricted 2½% Convertible Senior Notes Due 2007.

(2) Calculated using 152,376,713 shares of common stock outstanding as of May 12, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the notes currently outstanding.

Investing in the notes and the common stock issuable upon their conversion involves certain risks. See "Risk Factors" beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2003.